SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: April 24, 2013

FEMSA Delivers Moderate Revenue Growth in 1Q13

Monterrey, Mexico, April 24, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter of 2013.

First Quarter 2013 Highlights:

·	FEMSA consolidated total revenues increased 4.6% compared to the first quarter of 2012, driven by strong results at FEMSA Comercio that offset mixed results at Coca-Cola FEMSA. On an organic basis total revenues increased 3.2%.

·	Coca-Cola FEMSA total revenues remained stable and organically decreased 2.2% as compared to the first quarter of 2012, mainly as a result of high single-digit revenue growth in our Mexico & Central America Division which compensated for a mid-single-digit contraction in our South America Division. This contraction was largely driven by the negative translation effect from the devaluation of several local currencies as well as a volume decline in Brazil, coupled with increased marketing spending and labor cost pressures in certain markets. On a currency-neutral basis and excluding the non-comparable effect of Grupo Fomento Queratano in Mexico, total revenues increased 10.8%.

·	FEMSA Comercio achieved total revenues growth of 14.0% and income from operations growth of 21.5% compared to the first quarter of 2012, driven by new store openings and 4.8% growth in same-store sales.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “We operate across many different markets, and sometimes the diverse economic environments we face manifest themselves with particular clarity in our results. This was the case during the first quarter, with our operations in Mexico performing solidly –both Coca-Cola FEMSA and especially FEMSA Comercio- but some of our operations in South America reflecting not only challenging operating conditions, but also the impact of currencies that weakened significantly against the US dollar and, importantly, against a strong Mexican peso.

We cannot influence the way currencies move or economies grow, but our objectives for the year remain in place and we will strive to achieve them. And so, we continue to push forward with great expectations. We share the optimism that surrounds Mexico, our most important market, and we fully expect the business trends in the rest of our territories to continue to support long-term value creation.”

1

FEMSA Consolidated

Total revenues increased 4.6% compared to 1Q12, to Ps. 56.203 billion in 1Q13. FEMSA Comercio drove the growth in consolidated revenues. On an organic basis total revenues increased 3.2% compared to 1Q12.

Gross profit increased 6.0% compared to 1Q12, to Ps. 23.255 billion in 1Q13. Gross margin in 1Q13 increased 60 basis points compared to the same period in 2012 to 41.4% of total revenues, driven by margin expansion at Coca-Cola FEMSA and FEMSA Comercio.

Income from operations decreased 1.8% as compared to 1Q12, to Ps. 5.119 billion in 1Q13 as growth at FEMSA Comercio was offset by higher expenses at Coca-Cola FEMSA. On an organic basis, income from operations decreased 3.4% in 1Q13 compared to the same period in 2012. Consolidated operating margin decreased 60 basis points compared to 1Q12, to 9.1% of total revenues, driven by margin contraction at Coca-Cola FEMSA.

Net consolidated income increased 5.1% compared to 1Q12 to Ps. 3.939 billion in 1Q13, driven by an increase in FEMSA’s 20% participation in Heineken’s 1Q13 net income combined with lower financing expenses which more than compensated lower income from operations. The effective income tax rate was 32.7% in 1Q13 compared to 31.7% in 1Q12.

Net majority income for 1Q13 resulted in Ps. 0.73 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.59 for the quarter.

Capital expenditures amounted to Ps. 3.213 billion in 1Q13, driven by incremental capacity-driven investments in Colombia by Coca-Cola FEMSA.

Our consolidated balance sheet as of March 31, 2013, recorded a cash balance of Ps. 28.855 billion (US$ 2.343 billion), a decrease of Ps. 9.261 billion (US$ 752.0 million) compared to December 31, 2012. Short-term debt was Ps. 8.365 billion (US$ 679.2 million), while long-term debt was Ps. 26.610 billion (US$ 2.161 billion). Our consolidated net debt balance was Ps. 6.120 billion (US$ 496.9 million).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release and available at www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 14.0% compared to 1Q12, to Ps. 21.703 billion in 1Q13 mainly driven by the opening of 135 net new stores in the quarter, reaching 1,037 total net new store openings for the last twelve months. As of March 31, 2013, FEMSA Comercio had a total of 10,736 convenience stores. Same-store sales increased an average of 4.8% for the first quarter of 2013 over 1Q12, reflecting a 6.1% increase in average customer ticket that offset a 1.2% decrease in store traffic.

Gross profit increased by 17.3% in 1Q13 compared to 1Q12, resulting in a 100 basis point gross margin expansion to 33.3% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, including services, (ii) a more efficient use of promotion-related marketing resources, and (iii) a better execution of segmented pricing strategies across markets.

Income from operations increased 21.5% over 1Q12 to Ps. 971 million in 1Q13. Operating expenses increased 16.7% to Ps. 6.253 billion, reflecting the growing number of stores and distribution centers as well as incremental expenses relating to, among other things, the continued strengthening of FEMSA Comercio’s organizational and IT structure, and the development of specialized distribution routes aimed at enabling our prepared food initiatives. Operating margin expanded 30 basis points compared to 1Q12, to 4.5% of total revenues in 1Q13.

1	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2013 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2

Recent Developments

·	Given the prevailing low-rate environment in global capital markets, FEMSA will explore market conditions for potential issuance of long-term debt securities.

CONFERENCE CALL INFORMATION:

Our First Quarter of 2013 Conference Call will be held on: Wednesday April 24, 2013, 1:00 PM Eastern Time (12:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 438-5535; International: (719) 325-2315; Conference Id 4004256. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available at http://ir.FEMSA.com/results.cfm.

 FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the U.S. Federal Reserve Board in its H.10 weekly Release of Foreign Exchange Rates for March 31, 2013, which was 12.3155 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

3

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the first quarter of:
	2013 (A)	% of rev.	2012	%ofrev.	% Var.	% Org (B)
Total revenues	56,203	100.0	53,746	100.0	4.6	3.2
Cost of sales	32,948	58.6	31,810	59.2	3.6
Gross profit	23,255	41.4	21,936	40.8	6.0
Administrative expenses	2,259	4.0	2,329	4.3	(3.0)
Selling expenses	15,617	27.8	14,471	26.9	7.9
Other Operating expenses (income), net (1)	260	0.5	(79)	(0.1)	N.A.
Income from operations(2)	5,119	9.1	5,215	9.7	(1.8)	(3.4)
Other Non-Operating expenses (income)	(6)		(225)		(97.3)
Interest expense	651		613		6.2
Interest income	176		175		0.6
Foreign exchange loss (gain)	40		458		(91.3)
Other financial expenses (income), net.	106		(25)		N.A.
Financing expenses, net	621		871		(28.7)
Income before income tax and Participation in Heineken results	4,504		4,569		(1.4)
Income tax	1,475		1,447		1.9
Participation in Heineken results(3)	910		627		45.1
Net consolidated income	3,939		3,749		5.1
Net majority income	2,613		2,318		12.7
Net minority income	1,326		1,431		(7.3)

	2013 (A)	% of rev.	2012	%ofrev.	% Var.	% Org (B)
Operative Cash Flow & CAPEX
Income from operations	5,119	9.1	5,215	9.7	(1.8)	(3.4)
Depreciation	1,976	3.5	1,706	3.2	15.8
Amortization & other non-cash charges	366	0.7	237	0.4	54.4
Operative Cash Flow (EBITDA)	7,461	13.3	7,158	13.3	4.2	2.6
CAPEX	3,213		2,141		50.1

Financial Ratios	2013 (A)		2012		Var. p.p.
Liquidity(4)	1.15		1.56		(0.41)
Interest coverage(5)	15.71		16.34		(0.64)
Leverage(6)	0.47		0.41		0.06
Capitalization(7)	15.84%		15.26%		0.58

(A)	We integrated the beverage divisions of FOQUE in Coca-Cola FEMSA´s operations since May 2012.
(B)	% Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
(1)	Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.
(2)	Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net.
(3)	Represents the equity method participation in Heineken´s results, net.
(4	Total current assets / total current liabilities.
(5)	Income from operations + depreciation + amortization & other / interest expense, net.
(6	Total liabilities / total stockholders' equity.
(7)	Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

4

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Mar-13	Dec-12	% Var.
Cash and cash equivalents		28,855	38,116	(24.3)
Accounts receivable		9,145	11,812	(22.6)
Inventories		14,557	16,345	(10.9)
Other current assets		10,233	9,182	11.4
Total current assets		62,790	75,455	(16.8)
Investments in shares		87,302	83,840	4.1
Property, plant and equipment, net		59,413	61,649	(3.6)
Intangible assets (1)		66,076	67,893	(2.7)
Other assets		9,795	7,105	37.9
TOTAL ASSETS		285,376	295,942	(3.6)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		4,021	4,213	(4.6)
Current maturities of long-term debt		4,344	4,489	(3.2)
Interest payable		197	207	(4.8)
Operating liabilities		46,186	39,607	16.6
Total current liabilities		54,748	48,516	12.8
Long-term debt (2)		26,610	27,574	(3.5)
Labor liabilities		3,529	3,675	(4.0)
Other liabilities		6,242	6,016	3.8
Total liabilities		91,129	85,781	6.2
Total stockholders’ equity		194,247	210,161	(7.6)
LIABILITIES AND STOCKHOLDERS’ EQUITY		285,376	295,942	(3.6)

	March 31, 2013
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	45.7%	5.9%
Dollars	48.2%	3.0%
Colombian pesos	2.9%	6.2%
Argentine pesos	2.0%	20.3%
Brazilian Reais	1.2%	7.1%
Total debt	100.0%	4.8%

Fixed rate(2)	39.9%
Variable rate(2)	60.1%

% of Total Debt	2013	2014	2015	2016	2017	2018+
DEBT MATURITY PROFILE	23.4%	15.0%	22.3%	7.4%	6.9%	24.7%

(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of derivative financial instruments on long-term debt.

5

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the first quarter of:
	2013 (A)	% of rev.	2012%ofrev.		% Var.	% Org (B)
Total revenues	33,561	100.0	33,542	100.0	0.1	(2.2)
Cost of sales	18,013	53.7	18,338	54.7	(1.8)
Gross profit	15,548	46.3	15,204	45.3	2.3
Administrative expenses	1,426	4.2	1,539	4.6	(7.3)
Selling expenses	9,838	29.4	9,414	28.0	4.5
Other Operating expenses (income), net	210	0.6	(63)	(0.2)	N.A.
Income from operations	4,074	12.1	4,314	12.9	(5.6)	(7.4)
Depreciation	1,404	4.2	1,201	3.6	16.9
Amortization & other non-cash charges	267	0.8	162	0.4	64.8
Operative Cash Flow	5,745	17.1	5,677	16.9	1.2	(0.8)
CAPEX	2,171		1,253		73.2

Sales volumes
(Millions of unit cases)
Mexico and Central America	436.2	59.7	412.5	58.7	5.8	(0.2)
South America	294.4	40.3	290.6	41.3	1.3	1.3
Total	730.6	100.0	703.0	100.0	3.9	3.9

(A)	We integrated the beverage divisions of FOQUE in Coca-Cola FEMSA´s operations since May 2012.
(B)	% Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

6

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the first quarter of:
	2013%ofrev.		2012%ofrev.		% Var.
Total revenues	21,703	100.0	19,033	100.0	14.0
Cost of sales	14,479	66.7	12,877	67.7	12.4
Gross profit	7,224	33.3	6,156	32.3	17.3
Administrative expenses	464	2.1	386	2.0	20.2
Selling expenses	5,770	26.6	4,998	26.2	15.4
Other Operating expenses (income), net	19	0.1	(27)	(0.1)	N.A.
Income from operations	971	4.5	799	4.2	21.5
Depreciation	545	2.5	459	2.4	18.7
Amortization & other non-cash charges	54	0.2	42	0.2	28.6
Operative Cash Flow	1,570	7.2	1,300	6.8	20.8
CAPEX	812		726		11.9

Information of OXXO Stores
Total stores	10,736		9,699		10.7
Net new convenience stores
vs. March prior year	1,037		1,078		(3.8)
vs. December prior year	135		138		(2.2)

Same store data: (1)
Sales (thousands of pesos)	641.7		612.1		4.8
Traffic (thousands of transactions)	23.5		23.8		(1.2)
Ticket (pesos)	27.3		25.7		6.1

(1)	Monthly average information per store, considering same stores with more than twelve months of operations.

7

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation	Mar-13	Mar-12
	1Q 2013	LTM(1) March-13	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	0.90%	3.34%	12.35	1.0000	13.01	1.0000
Colombia	0.74%	1.21%	1,832.20	0.0067	1,768.23	0.0074
Venezuela	4.99%	21.47%	6.30	1.9610	4.30	3.0256
Brazil	1.47%	5.84%	2.01	6.1350	2.04	6.3666
Argentina	1.64%	10.01%	5.12	2.4121	4.92	2.6454
Euro Zone	-0.69%	1.34%	0.78	15.7840	0.76	17.1182

(1)	LTM = Last twelve months

2013 FIRST-QUARTER RESULTS

	First Quarter			Excluding M&A
	2013	2012	Reported Δ%	Effects Δ%(5)
Total Revenues	33,561	33,542	0.1%	-2.2%
Gross Profit	15,548	15,204	2.3%
Operating Income	4,074	4,314	-5.6%	-7.4%
Net Income Attributable to Equity Holders of the Company	2,434	2,637	-7.7%
Operative cash flow(1)	5,745	5,677	1.2%	-0.8%
Net Debt (2)	14,369	6,680	115.1%
Net Debt / Operative cash flow (3)	0.52	0.24
Operative cash flow/ Interest Expense, net (3)	17.71	18.24
Earnings per Share(3)	6.39	7.02
Capitalization (4)	23.8%	23.1%

Expressed in millions of Mexican pesos.

(1)  Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.

See reconciliation table on page 7 except for Earnings per Share

(2)  Net Debt = Total Debt - Cash

(3)  LTM figures

(4)  Total debt / (long-term debt + shareholders' equity)

(5)  Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Reported total revenues reached Ps. 33,561 million in the first quarter of 2013, remaining flat as compared to the first quarter of 2012, mainly as a result of high single-digit revenue growth in our Mexico & Central America Division which compensated for a negative translation effect resulting from the devaluation of the Venezuelan bolivar, the Argentine peso and the Brazilian real. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano in Mexico, total revenues grew 10.8%.

Reported consolidated operating income reached Ps. 4,074 million for the first quarter of 2013, representing a decrease of 5.6%. Our reported operating margin reached 12.1% in the first quarter of 2013.

Reported consolidated net income attributable to equity holders of the Company was Ps. 2,434 million in the first quarter of 2013.

Mexico City (April 24, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the first quarter of 2013.

"Despite tough weather conditions and a volatile currency environment during the quarter, our operators delivered solid, profitable results thanks to local revenue management initiatives, solid market execution, and the geographic diversification of our franchise territories. Looking forward, we are confident that our operators’ skills, coupled with a benign commodity cost environment, will enable us to achieve our targets for the full year. During the quarter, our shareholders approved a dividend of Ps. 2.90 per share, demonstrating our company’s financial flexibility and ability to return cash to shareholders, while continuing to capitalize on opportunities arising from the consolidation of the Coca-Cola bottling system. As always, we continue to invest in our company’s most important asset—our talented team of professionals—to ensure the sustainable development of our operations," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 24, 2013	Page 9

Coca-Cola FEMSA is including the results of Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Our reported total revenues reached Ps. 33,561 million in the first quarter of 2013, remaining flat as compared to the first quarter of 2012. High single-digit revenue growth in our Mexico & Central America Division, including the integration of Grupo Fomento Queretano (“FOQUE”) in our Mexican operations,(1) compensated for a negative translation effect resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2) and the Brazilian real(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE, total revenues grew 10.8%, driven by average price per unit case growth in almost every territory and volume growth mainly in Venezuela, Colombia and Central America.

Reported total sales volume increased 3.9% to reach 730.6 million unit cases in the first quarter of 2013 as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE in Mexico(1), volumes grew reaching 705.9 million unit cases. On the same basis, the still beverage category grew 7.4%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela, Colombia and Mexico, and the continued growth of Powerade and FUZE Tea. In addition, our bottled water category grew 6.0% and our sparkling beverage remained flat. These increases compensated for a 3.4% decline in our bulk water business.

Our reported gross profit increased 2.3% to Ps. 15,548 million in the first quarter of 2013, as compared to the first quarter of 2012. Lower sweetener and PET prices in most of our territories compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2) and the Brazilian real(2) as applied to our U.S. dollar-denominated raw material costs. Reported cost of goods sold decreased 1.8%. Reported gross margin reached 46.3%, an expansion of 100 basis points as compared to the first quarter of 2012.

Our reported operating income decreased 5.6% to Ps. 4,074 million in the first quarter of 2013. In local currency and excluding the non-comparable effect of FOQUE in Mexico(1), operating expenses increased mainly as a result of (i) higher labor costs in Venezuela, (ii) higher freight costs in Argentina, (iii) higher labor and freight costs in Brazil and (iv) increased marketing investments in the South America division. In addition, during the first quarter of 2013, the other operative expenses, net line registered (i) the effect of the devaluation of the Venezuelan bolivar(2) on our U.S. dollar-denominated accounts payable in that operation, (ii) restructuring expenses related to the integration of Grupo Tampico and Grupo CIMSA in Mexico, which results are now fully comparable and (iii) certain other restructuring charges across our South America division. Our reported operating margin reached 12.1% in the first quarter of 2013.

Our comprehensive financing result in the first quarter of 2013 recorded an expense of Ps. 248 million as compared to an expense of Ps. 136 million in the same period of 2012. This difference was mainly driven by a market value loss on the ineffective portion of derivative instruments, resulting from the volatility of the exchange rate of the Mexican peso versus the U.S. dollar.

During the first quarter of 2013, income tax, as a percentage of income before taxes, remained flat at 33.7% as compared with the same period of 2012.

Our reported net income attributable to equity holders of the Company reached Ps. 2,434 million in the first quarter of 2013. Earnings per share (EPS) in the first quarter of 2013 were Ps. 1.20 (Ps. 11.99 per ADS) computed on the basis of 2,030.5 million shares (each ADS represents 10 local shares).

(1)	Our Mexican operations include Grupo Fomento Queretano’s results as of May, 2012
(2)	See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 10

As of March 31, 2013, we had a cash balance of Ps. 14,200 million, including US$417 million denominated in U.S. dollars, a decrease of Ps. 9,034 million compared to December 31, 2012. During the first quarter of 2013 we paid US$688.5 million to acquire 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) from The Coca-Cola Company.

As of March 31, 2013, total short-term debt was Ps. 4,748 million and long-term debt was Ps. 23,821 million. Total debt decreased by Ps. 1,345 million, compared to year end 2012. Net debt increased Ps. 7,689 million compared to year end 2012. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$1,110 million.(1)

The weighted average cost of debt for the quarter was 4.8%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	45.9%	33.0%
U.S. dollars	47.8%	22.0%
Colombian pesos	3.6%	100.0%
Brazilian reals	0.2%	0.0%
Argentine pesos	2.5%	0.0%
(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	15.7%	18.0%	27.2%	8.7%	0.0%	30.3%

April 24, 2013	Page 11

Coca-Cola FEMSA is including the results Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America division’s operating results.

Reported total revenues from our Mexico and Central America division increased 8.5% to Ps. 15,700 million in the first quarter of 2013, as compared to the same period in 2012, including the integration of Grupo Fomento Queretano (“FOQUE”) in our Mexican operations(1). Excluding the non-comparable effect of FOQUE in Mexico(1), total revenues increased 3.3%. On the same basis, increased average price per unit case, mainly reflecting selective price increases implemented over the past several months, accounted for the incremental revenues. On a currency neutral basis and excluding FOQUE in Mexico, total revenues increased 3.8%.

Reported total sales volume increased 5.8% to 436.2 million unit cases in the first quarter of 2013, as compared to the first quarter of 2012. Excluding the non-comparable effect of FOQUE in Mexico(1), volumes remained flat as compared with the first quarter of 2012. On the same basis, still beverages grew 5.3% mainly driven by the Jugos del Valle line of products in Mexico, the performance of Powerade and FUZE Tea in the division and del Prado in Central America. Our bottled water portfolio grew 5.3%, while our sparkling beverage category remained flat. These increases compensated for a 5.1% decline in the bulk water business.

Our reported gross profit increased 12.7% to Ps. 7,653 million in the first quarter of 2013 as compared to the same period in 2012. Reported cost of goods sold increased 4.8%. Reported gross margin reached 48.7% in the first quarter of 2013, an expansion of 180 basis points as compared with the same period of the previous year, as a result of lower sweetener and PET prices in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income increased 19.9% to Ps. 2,255 million in the first quarter of 2013, compared to Ps. 1,881 million in the same period of 2012. Our reported operating margin was 14.4% in the first quarter of 2013, as compared with 13.0% in the same period of 2012, an expansion of 140 basis points. Excluding the non-comparable effect of FOQUE in Mexico(1), operating income increased 15.7%. On the same basis, the other operative expenses, net line recorded certain restructuring charges related to the integration of Grupo Tampico and Grupo CIMSA, which results are now fully comparable.

(1)	Our Mexican operations include Grupo Fomento Queretano’s results as of May, 2012
(2)	See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 12

Volume and average price per unit case exclude beer results.

Reported total revenues were Ps. 17,861 million in the first quarter of 2013, a decrease of 6.3% as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of the Venezuelan bolivar(1), the Argentine peso(1) and the Brazilian real(1). Excluding beer, which accounted for Ps. 850 million during the quarter, revenues decreased 6.0% to Ps. 17.011 million. On a currency neutral basis, total revenues increased 16.1%, mainly as a result of average price per unit case growth in Venezuela, Brazil and Argentina; and volume growth in Venezuela and Colombia.

Reported total sales volume in our South America division increased 1.3% to 294.4 million unit cases in the first quarter of 2013 as compared to the same period of 2012, driven by volume growth in Venezuela and Colombia that compensated for a decline in volume in Brazil and Argentina. The still beverage category grew 10.5%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela. Our water portfolio, including bulk water, grew 8.1% and our sparkling beverage category remained flat.

Reported gross profit reached Ps. 7,895 million, a 6.1% decline in the first quarter of 2013, as compared to the same period of 2012. Reported cost of goods sold decreased 6.5%. In local currency, lower cost of sweeteners and PET across the division compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(1), the Argentine peso(1) and the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.2% in the first quarter of 2013, an expansion of 10 basis points as compared to the same period of 2012.

Our reported operating income decreased 25.2% to Ps. 1,819 million in the first quarter of 2013, compared to the same period of 2012. Reported operating expenses in the first quarter of 2013 decreased 1.7%. In local currency, operating expenses increased mainly as a result of (i) higher labor costs in Venezuela, (ii) higher freight costs in Argentina, (iii) higher labor and freight costs in Brazil and (iv) increased marketing investments across the division. In addition, during the first quarter of 2013, the other operative expenses, net line registered the effect of the devaluation of the Venezuelan bolivar(1) on our U.S. dollar-denominated accounts payable in that operation and certain restructuring charges across the division. Our reported operating margin was 10.2% in the first quarter of 2013.

(1)	See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 13

RECENT DEVELOPMENTS

On March 5, 2013, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2012, the declaration of dividends corresponding to fiscal year 2012 and the composition of the Board of Directors and Committees for 2013. Shareholders approved the payment of a cash dividend in the amount of Ps. 2.90 per each share. The dividend will be paid in two installments during May and November of 2013.

CONFERENCE CALL INFORMATION

Our first-quarter 2013 Conference Call will be held on April 24, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-339-2688 or International: 617-847-3007. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through April 30, 2013. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 66144246

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

April 24, 2013	Page 14

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	730.6		703.0		3.9%	0.4%
Average price per unit case (2)	44.48		45.97		-3.2%	-2.1%
Net revenues	33,344		33,295		0.1%
Other operating revenues	217		247		-12.1%
Total revenues	33,561	100%	33,542	100%	0.1%	-2.2%
Cost of goods sold	18,013	53.7%	18,338	54.7%	-1.8%
Gross profit	15,548	46.3%	15,204	45.3%	2.3%
Operating expenses	11,264	33.6%	10,953	32.7%	2.8%
Other operative expenses, net(6)	210	0.6%	(63)	-0.2%	-433.3%
Operating income (3)	4,074	12.1%	4,314	12.9%	-5.6%	-7.4%
Other non operative expenses, net	32		32		0.0%
Interest expense	508		483		5.2%
Interest income	103		105		-1.9%
Interest expense, net	405		378		7.1%
Foreign exchange (gain) loss	(234)		(203)		15.3%
Loss (gain) on monetary position in Inflationary subsidiries	30		(7)		-528.6%
Market value loss (gain) on ineffective portion of derivative instruments	47		(32)		-246.9%
Comprehensive financing result	248		136		82.4%
Income before taxes	3,794		4,146		-8.5%
Income taxes	1,279		1,399		-8.6%
Consolidated net income	2,515		2,747		-8.4%
Net income attributable to equity holders of the Company	2,434	7.3%	2,637	7.9%	-7.7%
Non-controlling interest	81		110		-26.4%
Operating income (3)	4,074	12.1%	4,314	12.9%	-5.6%	-7.4%
Depreciation	1,404		1,201		16.9%
Amortization and other operative non-cash charges	267		162		64.8%
Operative cash flow (3)(4)	5,745	17.1%	5,677	16.9%	1.2%	-0.8%

(1)	Except volume and average price per unit case figures
(2)	Sales volume and average price per unit case exclude beer results
(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

As of October 2012, Grupo Tampico completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes

As of December 2012, CIMSA completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes

As of May 2012, we integrated Grupo Fomento Queretano in our operations in Mexico

(5)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

(6)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

April 24, 2013	Page 15

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Mar 13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	14,200	Ps.	23,234
Total accounts receivable		7,226		9,329
Inventories		7,172		8,103
Other current assets		5,859		5,231
Total current assets		34,457		45,897
Property, plant and equipment
Property, plant and equipment		66,826		71,652
Accumulated depreciation		(26,850)		(29,135)
Total property, plant and equipment, net		39,976		42,517
Other non-current assets		85,236		77,689
Total Assets	Ps.	159,669	Ps.	166,103

Liabilities and Equity		Mar 13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	4,748	Ps.	5,139
Suppliers		12,158		14,221
Other current liabilities		15,884		10,190
Total Current Liabilities		32,790		29,550
Long-term bank loans		23,821		24,775
Other long-term liabilities		6,825		6,950
Total Liabilities		63,436		61,275
Equity
Non-controlling interest		3,006		3,179
Total controlling interest		93,227		101,649
Total equity(1)		96,233		104,828
Total Liabilities and Equity	Ps.	159,669	Ps.	166,103

(1) Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV).

April 24, 2013	Page 16

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	436.2		412.4		5.8%	-0.2%
Average price per unit case	35.81		34.83		2.8%	3.9%
Net revenues	15,620		14,365		8.7%
Other operating revenues	80		108		-25.9%
Total revenues	15,700	100.0%	14,473	100.0%	8.5%	3.3%
Cost of goods sold	8,047	51.3%	7,681	53.1%	4.8%
Gross profit	7,653	48.7%	6,792	46.9%	12.7%
Operating expenses	5,333	34.0%	4,921	34.0%	8.4%
Other operative expenses, net(5)	65	0.4%	(10)	-0.1%	-750.0%
Operating income (2)	2,255	14.4%	1,881	13.0%	19.9%	15.7%
Depreciation, amortization & other operative non-cash charges	826	5.3%	636	4.4%	29.9%
Operative cash flow (2)(3)	3,081	19.6%	2,517	17.4%	22.4%	18.0%

(1)	Except volume and average price per unit case figures
(2)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(3)	Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges

As of October 2012, Grupo Tampico completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes

As of December 2012, CIMSA completed a twelve month period since its respectively integration, consequently it is included in Mexico under organic basis for financial information purposes

As of May 2012, we integrated Grupo Fomento Queretano in our operations in Mexico

(4)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business

In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Δ%
Volume (million unit cases) (2)	294.4		290.6		1.3%
Average price per unit case (2)	57.32		61.77		-7.2%
Net revenues	17,724		18,930		-6.4%
Other operating revenues	137		139		-1.4%
Total revenues	17,861	100.0%	19,069	100.0%	-6.3%
Cost of goods sold	9,966	55.8%	10,657	55.9%	-6.5%
Gross profit	7,895	44.2%	8,412	44.1%	-6.1%
Operating expenses	5,931	33.2%	6,032	31.6%	-1.7%
Other operative expenses, net	145	0.8%	(53)	-0.3%	-373.6%
Operating income (3)	1,819	10.2%	2,433	12.8%	-25.2%
Depreciation, amortization & other operative non-cash charges	845	4.7%	727	3.8%	16.2%
Operative cash flow (3)(4)	2,664	14.9%	3,160	16.6%	-15.7%

(1)	Except volume and average price per unit case figures
(2)	Sales volume and average price per unit case exclude beer results
(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

April 24, 2013	Page 17

SELECTED INFORMATION

For the three months ended March 31, 2013 and 2012

Expressed in millions of Mexican pesos.

	1Q 13		1Q 12
Capex	2,170.7	Capex	1,253.1
Depreciation	1,404.0	Depreciation	1,201.0
Amortization & Other non-cash charges	267.0	Amortization & Other non-cash charges	162.0

VOLUME

Expressed in million unit cases

	1Q 13					1Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	283.2	21.3	72.2	21.9	398.6	268.8	19.1	67.5	20.0	375.4
Central America	31.5	2.2	0.1	3.9	37.7	31.4	2.0	0.1	3.5	37.0
Mexico y Central America	314.7	23.5	72.3	25.8	436.3	300.2	21.1	67.6	23.5	412.4
Colombia	47.1	5.4	7.4	4.5	64.4	44.6	5.1	6.8	4.1	60.6
Venezuela	47.1	2.7	0.7	3.9	54.4	43.9	1.9	0.4	2.7	48.9
Brazil	103.7	6.6	0.9	6.1	117.3	108.2	6.9	0.8	5.9	121.8
Argentina	51.6	4.2	0.1	2.3	58.2	52.8	3.8	0.2	2.5	59.3
South America	249.5	18.9	9.1	16.8	294.3	249.5	17.7	8.2	15.2	290.6
Total	564.2	42.4	81.4	42.6	730.6	549.7	38.8	75.8	38.7	703.0

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first quarter 2013 results includes Grupo Fomento Queretano’s results, accounting for 24.8 million unit cases, of which 57.8% is Sparkling Beverages, 5.1% is Water, 32.9% is Bulk Water and 4.2% is Still Beverages.

April 24, 2013	Page 18

Macroeconomic Information

	Inflation (1)
	LTM	1Q 2013	YTD

Mexico	4.25%	1.64%	1.64%
Colombia	1.91%	0.95%	0.95%
Venezuela	25.13%	7.90%	7.90%
Brazil	6.59%	1.94%	1.94%
Argentina	10.59%	2.37%	2.37%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 13	1Q 12	Δ%

Mexico	12.6594	13.0165	-2.7%
Guatemala	7.8415	7.7754	0.9%
Nicaragua	24.2728	23.1181	5.0%
Costa Rica	506.0633	515.2961	-1.8%
Panama	1.0000	1.0000	0.0%
Colombia	1,790.4599	1,800.6717	-0.6%
Venezuela	5.3476	4.3000	24.4%
Brazil	1.9957	1.7678	12.9%
Argentina	5.0146	4.3411	15.5%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Mar 13	Mar 12	Δ%	Dec 12	Dec 11	Δ%

Mexico	12.3546	12.8489	-3.8%	13.0101	13.9787	-6.9%
Guatemala	7.7774	7.6919	1.1%	7.9023	7.8108	1.2%
Nicaragua	24.4175	23.2571	5.0%	24.1255	22.9767	5.0%
Costa Rica	504.6500	513.5800	-1.7%	514.3200	518.3300	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,832.2000	1,784.6600	2.7%	1,768.2300	1,942.7000	-9.0%
Venezuela	6.3000	4.3000	46.5%	4.3000	4.3000	0.0%
Brazil	2.0138	1.8221	10.5%	2.0435	1.8758	8.9%
Argentina	5.1220	4.3790	17.0%	4.9180	4.3040	14.3%

April 24, 2013	Page 19